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                              June 29, 2020

       Britton Worthen
       Chief Legal Officer
       Nikola Corporation
       4141 E Broadway Road
       Phoenix, AZ 85040

                                                        Re: Nikola Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed June 15, 2020
                                                            File No. 333-239185

       Dear Mr. Worthen:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed June 15, 2020

       General

   1.                                                   Your registration
statement covers the issuance by you of up to 890,000 shares of
                                                        Common Stock that are
issuable upon the exercise of 890,000 warrants (the "Private
                                                        Warrants") originally
issued in a private placement. We also note that you are registering the resale by the
selling securityholders of up to 890,000 shares of Common Stock that may be issued upon
exercise of the Private Warrants. Please note that a transaction that commenced privately
cannot be converted to a registered offering. Please advise us of the exercise provisions of
the warrants referenced above. If you do not believe the warrants were immediately
exercisable (i.e., within one year) when issued privately, please explain why. Refer to
Securities Act Sections Compliance and Disclosure Interpretations
                                                        Questions 103.04 and
134.02. Please clarify the securities that you are registering. In that Britton Worthen
Nikola Corporation
June 29, 2020
Page 2
         regard, we note that in the fee table you have listed the Private Warrants as securities being registered in this offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-
Pierce, Special Counsel at (202) 551-3754 with any questions.



FirstName LastNameBritton Worthen                               Sincerely,
Comapany NameNikola Corporation
                                                                Division of
Corporation Finance
June 29, 2020 Page 2                                            Office of
Manufacturing
FirstName LastName